Johnson Matthey

SUPPL

March 9, 2009

09045650

SEC
Mail Processing
Section

MAR 16 2009

Washington, DC
122

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
#70062760000337666414
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D. C. 20546

Re: <u>Johnson Matthey PLC - File No. 82-2272</u>

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1.	**Notification of Transactions of Directors/Persons**	**03 Feb 2009**
2.	**Directorate Change**	**04 Feb 2009**
3.	**Group Finance Director Resignation**	**04 Feb 2009**
4.	**Notification of Transactions of Directors/Persons**	**04 Feb 2009**
5.	**Notification of Transactions of Directors/Persons**	**05 Feb 2009**
6.	**Notification of Major Interests In Shares**	**13 Feb 2009**
7.	**Notification of Transactions of Directors/Persons**	**20 Feb 2009**
8.	**Directorate Change**	**26 Feb 2009**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M. Talley
President - Corporate, General Counsel & Secretary

RMT/dh
Enclosure
cc: S. A. Farrant
A. Purtill

NORTH AMERICAN CORPORATE
Suite 600, 435 Devon Park Drive, Wayne PA 19087-1998 TEL: (610) 971-3000, FAX: (610) 971-3022

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

   In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

   F K Sheffy

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of holdings of the persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   T Rowe Price Trust as Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan

8. State the nature of the transaction:

   Regular purchase of shares by the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

Purchase date	No of Shares	Price
8 February 2008	15	£14.9925
20 February 2008	15	£19.30
4 March 2008	14	£19.297
18 March 2008	14	£18.98
31 March 2008	14	£20.003
16 April 2008	14	£20.26
30 April 2008	14	£19.92
13 May 2008	14	£19.16

27 May 2008	14	£19.289
11 June 2008	15	£18.73
24 June 2008	15	£18.087
8 July 2008	16	£17.187
23 July 2008	16	£17.236
5 August 2008	19	£14.99
7 January 2009	36	£10.565
20 January 2009	44	£9.24

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

See 9 above

14. Date and place of transaction:

Dates - See 9 above.
London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

16. Date issuer informed of transaction:

2 February 2009

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
3 February 2009

Johnson Matthey PLC
04 February 2009

For release at 10.30 am on Wednesday 4th February 2009

Johnson Matthey Announces Board Changes

Johnson Matthey Plc is pleased to announce the appointment of Sir Thomas Harris as a non-executive director of the company with effect from 1st April 2009. This will follow the retirement on 31st March 2009 of Mr Ian Strachan who will have served as a non-executive director of the company for just over seven years since his appointment in January 2002.

Sir Thomas Harris, aged 63, is currently a Vice Chairman of Standard Chartered Capital Markets Ltd, a non-executive director of Biocompatibles International plc and of SC First Bank (Korea), a director of IFSL and a Trustee of Asia House. He was Director General of Trade & Investment USA responsible for British business and technology promotion throughout the United States. He served as British Ambassador to the Republic of Korea in Seoul, Deputy High Commissioner in Lagos, Nigeria and Commercial Counsellor in the British Embassy in Washington DC.

Johnson Matthey Plc is also pleased to announce the appointment later this year of Mr Robert MacLeod as an executive director and Group Finance Director designate. Mr MacLeod will join the Board with effect from 22nd June 2009. It is intended that Mr MacLeod will take over the role of Group Finance Director from Mr J N Sheldrick when he retires at age 60 on 7th September 2009.

Mr MacLeod, aged 44, has been Group Finance Director of WS Atkins plc since June 2004, having joined as Group Financial Controller in March 2003. He previously worked in a variety of senior financial roles at Enterprise Oil plc. He is currently a non-executive director of Aggreko plc.

There are no other disclosures required in respect of Sir Thomas Harris or Mr MacLeod pursuant to Rule 9.6.13 of the Listing Rules of the Financial Services Authority.

Enquiries:

Ian Godwin	Director, IR and Corporate Communications	020 7269 8410
John Sheldrick	Group Finance Director	020 7269 8408
Howard Lee	The HeadLand Consultancy	020 7367 5225

www.matthey.com

END

Regulatory Announcement

Go to market news section

Company	Atkins (WS) PLC
TIDM	ATK
Headline	Group Finance Director Resignation
Released	10:30 04-Feb-09
Number	7356M10

ATKINS

RNS Number : 7356M
Atkins (WS) PLC
04 February 2009

Wednesday 4 February 2009

WS Atkins plc (Atkins) announces that Robert MacLeod, group finance director, has submitted his resignation to the Board. He will leave Atkins on 19 June 2009 to join Johnson Matthey Plc.

Mr MacLeod's successor will be announced in due course.

Mr MacLeod (44) joined Atkins in June 2004 and is a non-executive director of Aggreko plc.

Ends

For more information:

Sara Lipscombe
Group Communications Director

+44 (0)1372 726140
sara.lipscombe@atkinsglobal.com

Notes to editors:

Atkins (www.atkinsglobal.com) is a multinational engineering and design consultancy, providing expertise to help resolve complex challenges presented by the built and natural environment. Atkins is the largest multidisciplinary consultancy in Europe, the largest engineering consultancy in both the UK and the Middle East, and the UK's second largest architecture firm.

Atkins won Engineering Consultant of the Year 2008 at the prestigious Building Awards. The company was named among the "20 Best Big Companies to Work For 2008' by *The Sunday Times*; *The Times* Top 100 Graduate Employers 2008; and *The Times* Top 50 Companies Where Women Want to Work 2008. The company was construction sector winner for the third consecutive year in the Target National Graduate Recruitment Awards 2008.

Atkins is the official engineering design services provider for the London 2012 Olympic and Paralympic Games.

This information is provided by RNS

The company news service from the London Stock Exchange

END

Close

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

   In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

   N A P Carson
   P N Hawker
   S Farrant
   I F Stephenson
   N Whitley

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of holdings of the persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   Computershare Trustees Limited

8. State the nature of the transaction:

   Dividend Reinvestment in the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	35
P N Hawker	35
S Farrant	35
I F Stephenson	35
N Whitley	28

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£9.26

14. Date and place of transaction:

3 February 2009, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	143,182
P N Hawker	16,013

16. Date issuer informed of transaction:

4 February 2009

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
4 February 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

   In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

   Mr A M Thomson
   Mr S Farrant

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of holdings of the persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   Mr A M Thomson
   Mr S Farrant

8. State the nature of the transaction:

   Dividend Reinvestment Plan – purchase of shares

9. Number of shares, debentures or financial instruments relating to shares acquired:

Mr A M Thomson	28
Mr S Farrant	6

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

    Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£9.259

14. Date and place of transaction:

3 February 2009, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

A M Thomson – 2,323

16. Date issuer informed of transaction:

5 February 2009

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
5 February 2009

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1 Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Johnson Matthey plc

2 Reason for the notification:

An acquisition or disposal of voting rights.

3 Full name of person(s) subject to the notification obligation:

Prudential plc group of companies

4 Full name of shareholder(s) (if different from 3.):

HSBC SEOUL GL BASICS MOTHER FD	6,367
JACKSON PERSPECTIVE GBL BASICS	9,055
JNL/M&G GLOBAL BASICS FUND	10,727
M&G GLOBAL DIVIDEND FUND	21,850
NORTRUST NOMINEE LTD A/C MHF01	48,941
NORTRUST NOMINEE LTD A/C MHJ01	262,244
NORTRUST NOMINEE LTD A/C MKB01	279,789
NORTRUST NOMINEE LTD A/C MKK01	2,802,990
NORTRUST NOMINEE LTD A/C MNC01	221,195
NORTRUST NOMS LTD	217,910
NORTRUST NOMINEE LTD A/C MEJ01	7,137,527
NORTRUST NOMINEE LTD A/C MVA01	138,335
NORTRUST NOMINEE LTD A/C MVB01	182,135
NORTRUST NOMINEE LTD A/C PUC01	134,263
NORTRUST NOMINEE LTD A/C PUF01	44,982
NORTRUST NOMINEE LTD A/C PUI01	8,061
NORTRUST NOMINEE LTD A/C PUR01	724,160
NORTRUST NOMINEE LTD A/C PUS01	10,974
PRU US TECH DUMMY FUND	30,686
PRUCLT HSBC GIS NOM (UK) PAC AC	3,895,502
PRUCLT HSBC GIS NOM (UK) PHL AC	439,312
PRUCLT HSBC GIS NOM (UK) PPL AC	1,044,069
PRUCLT HSBC GIS NOM (UK) HYBF AC	61,845
RECOVERY INV COMPANY LIMITED	103,907

5 Date of the transaction (and date on which the threshold is crossed or reached if different):

11 February 2009

6 Date on which issuer notified:

12 February 2009

7 Threshold(s) that is/are crossed or reached:

See item 13

8 Notified details:

VOTING RIGHTS ATTACHED TO SHARES:

Class/type of shares (if possible using the ISIN CODE):

GB0004764071

Situation previous to the triggering transaction:

Number of shares: 17,738,270

Number of voting rights: 17,738,270

Resulting situation after the triggering transaction:

Number of shares (direct): 17,835,901

Number of voting rights (direct): 17,835,901

Number of voting rights (indirect):

% of voting rights (direct): 8.30%

% of voting rights (indirect):

Total voting rights: 17,835,901 (8.30%)

9 Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

Prudential plc (parent Company)

M&G Group Limited (wholly owned subsidiary of Prudential plc)

M&G Limited (wholly owned subsidiary of M&G Group Limited)

M&G Investment Management Limited (wholly owned subsidiary of M&G Limited)

M&G Securities Limited (wholly owned subsidiary of M&G Limited)

PROXY VOTING:

10 Name of the proxy holder:

N/A

11 Number of voting rights proxy holder will cease to hold:

N/A

12 Date on which proxy holder will cease to hold voting rights:

N/A

13 Additional Information

M&G Securities Limited (wholly owned subsidiary of M&G Limited) has moved to a 5%

notifiable interest triggering this notification

14 Contact Name:

Angela Purtill, Assistant Company Secretary, Johnson Matthey plc

Contact Telephone Number:

020 7269 8461

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

   In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

   N A P Carson
   P N Hawker
   D W Morgan
   L C Pentz
   J N Sheldrick
   S Farrant
   W F Sandford
   I F Stephenson
   N Whitley

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of holdings of the persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   Computershare Trustees Limited

8. State the nature of the transaction:

   Monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	36
P N Hawker	36

D W Morgan	36
L C Pentz	36
J N Sheldrick	36
S Farrant	36
W F Sandford	36
I F Stephenson	36
N Whitley	33

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£10.5139

14. Date and place of transaction:

18 February 2009, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	143,218
P N Hawker	16,049
D W Morgan	43,869
L C Pentz	19,360
J N Sheldrick	119,616

16. Date issuer informed of transaction:

19 February 2009

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
20 February 2009

Johnson Matthey PLC
26 February 2009

For release at 10.30 am on Thursday 26th February 2009

Johnson Matthey Announces Board Change

Mr David Morgan

Executive Director, Group Corporate Development

Johnson Matthey Plc announces that Mr David W Morgan, Executive Director, Group Corporate Development, has decided to stand down from the board of Johnson Matthey Plc at the Annual General Meeting of the company to be held on Tuesday 21st July 2009.

Enquiries:

Ian Godwin	Director, IR and Corporate Communications	020 7269 8410
John Sheldrick	Group Finance Director	020 7269 8408
Howard Lee	The HeadLand Consultancy	020 7367 5225

www.matthey.com